# APPENDIX B:
# FINANCIAL STATEMENTS
# (Unaudited)

# GROUNDLION BREWERY
## Income Statement - unaudited

| | Current Period<br>Year ending<br>12/31/2019 | Prior Period<br>Year ending<br>12/31/2018 |
|---|---|---|
| **REVENUES** | | |
| Sales | $ - | $ - |
| Other Revenue | - | - |
| **TOTAL REVENUES** | **-** | **-** |
| **COST OF GOODS SOLD** | | |
| Cost of Sales | - | - |
| Supplies | - | - |
| Other Direct Costs | - | - |
| **TOTAL COST OF GOODS SOLD** | - | - |
| **GROSS PROFIT (LOSS)** | - | - |
| | | - |
| **OPERATING EXPENSES** | | - |
| Advertising and Promotion | - | - |
| Bank Service Charges | - | - |
| Business Licenses and Permits | - | - |
| Computer and Internet | - | - |
| Depreciation | - | - |
| Dues and Subscriptions | - | - |
| Insurance | - | - |
| Meals and Entertainment | - | - |
| Miscellaneous Expense | - | - |
| Office Supplies | - | - |
| Payroll Processing | - | - |
| Professional Services - Legal, Accounting | - | - |
| Occupancy | - | - |
| Rental Payments | - | - |
| Salaries | - | - |
| Payroll Taxes and Benefits | - | - |
| Travel | - | - |
| Utilities | - | - |
| Website Development | - | - |
| **TOTAL OPERATING EXPENSES** | - | - |
| | | - |
| **OPERATING PROFIT (LOSS)** | - | - |
| | | - |
| **INTEREST (INCOME), EXPENSE & TAXES** | | - |
| Interest (Income) | - | - |
| Interest Expense | - | - |
| Income Tax Expense | - | - |
| **TOTAL INTEREST (INCOME), EXPENSE & TAXES** | - | - |
| **NET INCOME (LOSS)** | **$ -** | **$ -** |

# GroundLion Brewery
## Balance Sheet - unaudited

| | | Current Period Ending 12/31/2019 | | Prior Period Ending 12/31/2018 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current Assets:** | | | | |
| Cash | $ | 20,960.76 | $ | 45,239.00 |
| Petty Cash | | - | | - |
| Accounts Receivables | | - | | - |
| Inventory | | - | | - |
| Prepaid Expenses | | - | | - |
| Employee Advances | | - | | - |
| Temporary Investments | | - | | - |
| **Total Current Assets** | | 20,960.76 | | 45,239.00 |
| | | | | |
| **Fixed Assets:** | | | | |
| Land | | - | | - |
| Buildings | | - | | - |
| Furniture and Equipment | | 3,191.02 | | 12,676.35 |
| Computer Equipment | | 997.39 | | - |
| Vehicles | | - | | - |
| Less: Accumulated Depreciation | | - | | - |
| **Total Fixed Assets** | | 4,188.41 | | 12,676.35 |
| | | | | |
| **Other Assets:** | | | | |
| Trademarks | | - | | - |
| Patents | | - | | - |
| Security Deposits | | - | | - |
| Other Assets | | - | | - |
| **Total Other Assets** | | - | | - |
| | | | | |
| **TOTAL ASSETS** | **$** | **25,149.17** | **$** | **57,915.35** |
| | | | | |
| **LIABILITIES** | | | | |
| **Current Liabilities:** | | | | |
| Accounts Payable | $ | - | $ | - |
| Business Credit Cards | | - | | - |
| Sales Tax Payable | | - | | - |
| Payroll Liabilities | | - | | - |
| Other Liabilities | | | | |
| Current Portion of Long-Term Debt | | - | | - |
| **Total Current Liabilities** | | - | | - |
| | | | | |
| **Long-Term Liabilities:** | | | | |
| Notes Payable | | - | | - |
| Mortgage Payable | | - | | - |
| Less: Current portion of Long-term debt | | - | | - |
| **Total Long-Term Liabilities** | | - | | - |
| | | | | |
| **EQUITY** | | | | |
| Capital Stock/Partner's Equity | | 25,149.17 | | 57,915.35 |
| Opening Retained Earnings | | | | - |
| Dividends Paid/Owner's Draw | | - | | - |
| Net Income (Loss) | | | | |
| **Total Equity** | | 25,149.17 | | 57,915.35 |
| | | | | |
| **TOTAL LIABILITIES & EQUITY** | **$** | **25,149.17** | **$** | **57,915.35** |
| | | | | |
| Balance Sheet Check | | - | | - |

# GROUNDLION BREWERY
## Statement of Cash Flow - unaudited
## For the period ended 12/31/19

| | Current Period<br>ENDING<br>12/31/19 | Prior Period<br>ENDING<br>12/31/18 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net Income | - | - |
| Adjustments to Reconcile Net Income | | |
| to Net Cash Flows From Operating Activities: | | |
| Depreciation | - | - |
| Decrease (Increase) in Operating Assets: | | |
| Trade Accounts Receivable | - | - |
| Inventory | - | - |
| Prepaid Income Taxes | - | - |
| Increase (Decrease) in Operating Liabilities: | | |
| Accounts Payable | - | - |
| Credit Cards Payable | - | - |
| Total Adjustments | - | - |
| **Net Cash Flows From Operating Activities** | - | - |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchase of Property and Equipment | (4,188) | (12,676) |
| **Net Cash Flows From Investing Activities** | (4,188) | (12,676) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Repayment of Debt | - | - |
| Member's Withdrawals | - | - |
| **Net Cash Flows From Financing Activities** | - | - |
| **NET INCREASE (DECREASE) IN CASH** | (4,188) | (12,676) |
| **CASH - BEGINNING** | 20,961 | 45,329 |
| **CASH - ENDING** | 16,772 | 32,653 |

I, Samuel Tucker Brown III, certify that:

1. The financial statements of GroundLion Brewing Company, LLC. included in this Form are true and complete in all material respects; and
2. The tax return information of GroundLion Brewing Company, LLC. included in this Form reflects accurately the information reported on the tax return for GroundLion Brewing Company, LLC. for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

| | |
|---|---|
| Signature | *Samuel Tucker Brown III* |
| Name: | Samuel Tucker Brown III |
| Title: | President |